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January 15, 2021

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tony Watson
Theresa Brillant
Daniel Morris
Lilyanna Peyser

Re:	MYT Netherlands Parent B.V.
Amendment No. 1 to Registration Statement on Form F-1
Filed January 12, 2021
CIK No. 0001831907
SEC Registration No. 333-251765

Ladies and Gentlemen:

This letter relates to the Registration Statement on Form F-1 (the “Registration Statement”) of MYT Netherlands Parent B.V., a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid) (the “Company”). Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement.

On behalf of the Company we are writing to respond to comments raised in the letter from the Staff to the Company, dated January 13, 2021, relating to the above-referenced Registration Statement.

The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the Preliminary Prospectus contained in the Registration Statement that address the applicable Staff comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Preliminary Prospectus.

Baker & McKenzie LLP is a member of Baker & McKenzie International.

Amended Registration Statement on Form F-1

Risk Factors, Page 23

1.	We note your revisions in response to prior comment 3. You state that the exclusive forum provision in your Articles of Association does not apply to claims under the federal securities laws. While the portion of Article 42 of your Articles of Association that you describe in this risk factor (Article 42.1) may not apply to such claims, it appears that Article 42.3 does apply to such claims; please revise the risk factor to describe the provision set forth in Article 42.3. In addition, please revise to clarify that the risks you describe in this risk factor apply to all of the exclusive forum provisions that are described in this risk factor, and not only to the provisions under Dutch law and Article 42.1 of Articles of Association. Finally, please revise to discuss any uncertainty as to whether a court would enforce the provisions in your Articles and deposit agreement.

Response

In response to the Staff’s comment, the Company has revised the exclusive forum risk factor on pages 59 and 60 of the Preliminary Prospectus.

Capitalization, Page 70

2.	Please revise to remove the caption relating to cash from your presentation of capitalization pursuant to Item 3.B of Form 20-F.

Response

In response to the Staff’s comment, the Company has removed the caption related to cash from the presentation of capitalization on page 70 of the Preliminary Prospectus.

Consolidated Financial Statement, page F-1

3.	Please tell us your consideration of the guidance in SAB Topic 4:C and IAS 33.64 related to the 70,190.687 for one share split of your ordinary shares, which will become effective prior to the completion of this offering.

Response

In response to the Staff’s comment, the Company has revised its consolidated financial statements as June 30, 2018, 2019 and 2020 and for the years then ended as well as the condensed consolidated interim financial statements as of September 30, 2019 and 2020 and for the three months then ended to retroactively reflect the share split that was effected on January 12, 2021. In addition, the Company has updated the related sections of the F-1 to reflect the share split.

Exhibits

4.	It appears that exhibits 8.1, 8.2 and 8.3 are intended to be short form tax opinions. Please amend your disclosure in the section entitled “Material Tax Consequences” to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. See Section III.B.2. of Staff Legal Bulletin 19, available on our public website.

Response

In response to the Staff’s comment, the Company has revised the disclosures on pages 166, 174, 177 and 178 of the Preliminary Prospectus to clearly state that the disclosure of the material tax consequences is the opinion of the relevant named counsel.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (214) 978-3095 or Christopher Bartoli at (312) 861-8676.

Very truly yours,

/s/ Roger W. Bivans

Roger W. Bivans
Partner

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